UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	1st Quarter Results dated 30 April 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 30, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC
Q1 2025 Results Announcement
31 March 2025

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2025 to the corresponding three months of 2024 and balance sheet analysis as at 31 March 2025 with comparatives relating to 31 December 2024 and 31 March 2024. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 29 April 2025, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2024, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following publication of this document. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures
Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 41 to 48 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (“ESG”) commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of anti-ESG rules and regulations, or other forms of governmental and regulatory action against ESG policies; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; political elections, including the impact of the US elections in 2024 and subsequent changes in legislation and policy; developments in the UK’s relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions (including the acquisition of Tesco Bank completed in November 2024), disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2024), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

In Q125 Barclays delivered a return on tangible equity (RoTE) of 14.0%, and is on track to deliver 2025 guidance and 2026 targets

C. S. Venkatakrishnan, Group Chief Executive, commented
“I am very pleased with our performance in Q125, which represents another strong quarter of execution. Compared to Q124, we grew our top line income by 11%, our profit before tax by 19%, our earnings per share (EPS) by 26%, and delivered a Group RoTE of 14.0%. We also ended the quarter with a Common Equity Tier 1 (CET1) ratio of 13.9% and a liquidity coverage ratio (LCR) of 175%.
Our high quality, diversified businesses, together with proactive risk, capital and liquidity management and a robust balance sheet, position us well to support our customers and clients and deliver strong risk-adjusted returns in a wide range of macroeconomic scenarios. We remain committed to and confident in delivering our previously announced financial and distribution targets for 2025 and 2026."

●
Q125 Group statutory RoTE of 14.0% with EPS improving to 13.0p (Q124: 10.3p)

●
Guidance for 2025 Group NII excluding Barclays Investment Bank and Head Office increased from c.£12.2bn to greater than £12.5bn. Within this, Barclays UK NII guidance increased from c.£7.4bn to greater than £7.6bn

●
Q125 Group cost: income ratio of 57% (FY25 guidance of c.61%)

-
Delivered c.£150m of gross cost efficiency savings in Q125 (FY25 guidance of c.£0.5bn)

●
Q125 loan loss rate (LLR) of 61bps, including a net £74m post model adjustment for elevated US macroeconomic uncertainty

-
Trends across our portfolios do not currently show signs of deterioration

-
Delinquencies remained broadly stable for US cards and UK cards:

-  US cards 30 and 90 day arrears were 3.0%1 (Q124: 3.1%) and 1.6%1 (Q124: 1.7%) respectively

-
UK cards 30 and 90 day arrears were 0.7%2 (Q124: 0.9%) and 0.2%2 (Q124: 0.2%) respectively

●
Strong balance sheet with CET1 ratio of 13.9%, at upper end of target range of 13-14%

●
Tangible net asset value (TNAV) per share of 372p (December 2024: 357p)

●
Completed sale of German consumer finance business, resulting in a c.10bps CET1 ratio increase in Q125

●
Announced long-term strategic partnership for Payment Acceptance business

Key financial metrics:

	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoTE	EPS	TNAV per share	CET1 ratio
Q125	£7.7bn	£2.7bn	£1.9bn	57%	61bps	14.0%	13.0p	372p	13.9%

Q125 Performance highlights:

●
Group RoTE was 14.0% (Q124: 12.3%) with profit before tax of £2.7bn (Q124: £2.3bn)

●
Group income of £7.7bn was up 11% year-on-year, with Group NII excluding Barclays Investment Bank and Head Office of £3.0bn, up 13% year-on-year

-
Barclays UK income increased 14%, driven by higher structural hedge income and the acquisition of Tesco Bank

-
Barclays UK Corporate Bank (UKCB) income increased 12%, reflecting higher average deposit balances

-
Barclays Private Bank and Wealth Management (PBWM) income increased 12%, reflecting higher client balances and transactional activity

-
Barclays Investment Bank (IB) income increased 16%, including a 21% increase in FICC in Global Markets and higher Investment Banking income

-
Barclays US Consumer Bank (USCB) income increased 1% reflecting card balance growth

●
Group total operating expenses were £4.4bn, up 5% year-on-year

-
Group operating costs increased 7% to £4.3bn, reflecting Tesco Bank costs, further investment spend and business growth, inflation and the c.£50m expense for the employee share grant announced at FY24 Results, partially offset by c.£150m of cost efficiency savings

●
Credit impairment charges were £0.6bn (Q124: £0.5bn) with an LLR of 61bps (Q124: 51bps)

●
CET1 ratio of 13.9% (December 2024: 13.6%), with risk weighted assets (RWAs) of £351.3bn (December 2024: £358.1bn) and TNAV per share of 372p (December 2024: 357p)

1	Including a co-branded cards portfolio classified as assets held for sale.
2	Excludes Tesco Bank to aid comparability year-on-year.

Group financial guidance and targets1:
2025 guidance
●
Returns: RoTE of c.11%
●
Capital returns: progressive increase in total capital returns versus 2024
●
Income: Group NII excluding IB and Head Office of greater than £12.5bn, of which Barclays UK NII of greater than £7.6bn
●
Costs: Group cost: income ratio of c.61%. This includes total gross efficiency savings of c.£0.5bn in 2025
●
Impairment: LLR of 50-60bps through the cycle
●
Capital: CET1 ratio target range of 13-14%

2026 targets
●
Returns: RoTE of greater than 12%
●
Capital returns: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks
-
Plan to keep total dividend stable at 2023 level in absolute terms, with progressive dividend per share growth driven through share count reduction as a result of increased share buybacks
-
Dividends will continue to be paid semi-annually. This multi-year plan is subject to supervisory and Board approval, anticipated financial performance and our published CET1 ratio target range of 13-14%
●
Income: Group total income of c.£30bn
●
Costs: Group cost: income ratio of high 50s in percentage terms, implying Group total operating expenses of c.£17bn, based on targeted Group total income of c.£30bn. Cost target includes total gross efficiency savings of c.£2bn by 2026
●
Impairment: expect an LLR of 50-60bps through the cycle
●
Capital: CET1 ratio target range of 13-14%
-
Targeting IB RWAs of c.50% of Group RWAs in 2026
-
Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn
-
c.£3-10bn RWAs from Basel 3.1, with implementation expected on 1 January 2027
-
c.£16bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to model build and portfolio changes, implementation could be beyond 2026
-
0.1% increase in Pillar 2A from Q125 until model implementation

1	Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.

Barclays Group results	Three months ended
	31.03.25	31.03.24
	£m	£m	% Change
Barclays UK	2,074	1,826	14
Barclays UK Corporate Bank	484	434	12
Barclays Private Bank and Wealth Management	349	312	12
Barclays Investment Bank	3,873	3,328	16
Barclays US Consumer Bank	864	859	1
Head Office	65	194	(66)
Total income	7,709	6,953	11
Operating costs	(4,258)	(3,998)	(7)
UK regulatory levies	(96)	(120)	20
Litigation and conduct	(11)	(57)	81
Total operating expenses	(4,365)	(4,175)	(5)
Other net income	18	12	50
Profit before impairment	3,362	2,790	21
Credit impairment charges	(643)	(513)	(25)
Profit before tax	2,719	2,277	19
Tax charge	(621)	(465)	(34)
Profit after tax	2,098	1,812	16
Non-controlling interests	(2)	(3)	33
Other equity instrument holders	(232)	(259)	10
Attributable profit	1,864	1,550	20

Performance measures
Return on average tangible shareholders' equity	14.0%	12.3%
Average tangible shareholders' equity (£bn)	53.1	50.5
Cost: income ratio	57%	60%
Loan loss rate (bps)	61	51
Basic earnings per ordinary share	13.0p	10.3p
Basic weighted average number of shares (m)	14,314	14,983	(4)
Period end number of shares (m)	14,336	15,091	(5)
Period end tangible shareholders' equity (£bn)	53.4	50.6

	As at 31.03.25	As at 31.12.24	As at 31.03.24
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	419.4	414.5	397.9
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.4%
Total assets	1,593.5	1,518.2	1,577.1
Deposits at amortised cost	574.3	560.7	552.3
Tangible net asset value per share	372p	357p	335p
Common equity tier 1 ratio	13.9%	13.6%	13.5%
Common equity tier 1 capital	48.8	48.6	47.1
Risk weighted assets	351.3	358.1	349.6
UK leverage ratio	5.0%	5.0%	4.9%
UK leverage exposure	1,252.8	1,206.5	1,226.5

Funding and liquidity
Group liquidity pool (£bn)	336.3	296.9	323.5
Liquidity coverage ratio2	175.3%	172.4%	163.2%
Net stable funding ratio3	136.2%	134.9%	135.7%
Loan: deposit ratio	73%	74%	72%

1	Refer to pages 1 to 371 for further information on how capital, RWAs and leverage are calculated.
2	Represents average of the last 12 spot month end ratios.
3	Represents average of the last four spot quarter end positions.

Group Finance Director's Review

Q125 Group performance
●
Barclays delivered a profit before tax of £2,719m (Q124: £2,277m), RoTE of 14.0% (Q124: 12.3%) and EPS of 13.0p (Q124: 10.3p)
●
The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The average GBP/USD exchange rate in Q125 was broadly the same as prior year. The strengthening of the spot GBP/USD exchange rate since December 20241 reduced the value of USD denominated assets and liabilities
●
Group statutory income increased 11% to £7,709m (Q124: £6,953m), driven by higher structural hedge income, higher income in Global Markets, particularly in FICC, and Tesco Bank

●
Group total operating expenses increased to £4,365m (Q124: £4,175m). Group operating costs increased 7% to £4,258m, reflecting Tesco Bank costs, further investment spend and business growth, inflation and the c.£50m expense for the employee share grant announced at FY24 Results, partially offset by c.£150m of cost efficiency savings

●
Credit impairment charges increased to £643m (Q124: £513m), primarily driven by a post model adjustment of net £74m for elevated US macroeconomic uncertainty, and stage migration impact for Tesco Bank post day 1 acquisition. Total coverage ratio remains stable at 1.2% (December 2024: 1.2%)
●
The effective tax rate (ETR) was 22.8% (Q124: 20.4%). The Q124 ETR was lower as a result of tax benefits in that period

●
Attributable profit was £1,864m (Q124: £1,550m)
●
Total assets increased to £1,593.5bn (December 2024: £1,518.2bn), driven by an increase in trading activity in IB and an increase in the liquidity pool from increased deposits and wholesale funding. This was partially offset by a reduction in derivatives
●
TNAV per share increased to 372p (December 2024: 357p) including EPS of 13.0p. An increase in the cash flow hedging reserve was partially offset by a movement in the currency translation reserve

Group capital and leverage
●
The CET1 ratio increased by c.30bps to 13.9% (December 2024: 13.6%) as CET1 capital increased by £0.2bn to £48.8bn and RWAs decreased by £6.8bn to £351.3bn:
-
c.50bps increase from attributable profit
-
c.40bps decrease driven by shareholder distributions including the £1.0bn share buyback announced with FY24 Results and an accrual towards the FY25 dividend
-
c.10bps increase from other CET1 capital movements
-
c.10bps increase as a result of a £3.7bn decrease in RWAs, excluding the impact of foreign exchange movements, primarily driven by the disposal of the German consumer finance business
-
A £0.5bn decrease in CET1 capital due to a decrease in the currency translation reserve was broadly offset by a £3.1bn decrease in RWAs as a result of foreign exchange movements
●
The UK leverage ratio remained stable at 5.0% (December 2024: 5.0%), as leverage exposure increased by £46.3bn to £1,252.8bn (December 2024: £1,206.5bn) partially offset by an increase in Tier 1 capital of £1.4bn. The increase in leverage exposure was largely driven by an increase in trading activity in IB

Group funding and liquidity
●
The liquidity metrics remain well above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
●
The liquidity pool was £336.3bn, an increase of £39.4bn from December 2024 (£296.9bn). The increase in the liquidity pool was primarily driven by deposit growth in IB, UKCB and PBWM, and in term wholesale funding
●
The average2 LCR increased to 175.3% (December 2024: 172.4%), equivalent to a surplus of £132.0bn (December 2024: £127.6bn)
●
Total deposits increased by £13.6bn to £574.3bn (December 2024: £560.7bn), driven by inflows of customer deposits in IB, PBWM and UKCB
●
The average3 Net Stable Funding Ratio (NSFR) was 136.2% (December 2024: 134.9%), which represents a £169.5bn surplus (December 2024: £162.9bn) above the 100% regulatory requirement
●
Wholesale funding outstanding, excluding repurchase agreements, was £195.6bn (December 2024: £186.0bn)
●
The Group issued £6.9bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in Q125. The Group has a strong MREL position with a ratio of 36.2%, which is in excess of the regulatory requirement of 30.7% plus a confidential, institution specific, PRA buffer

1	Refer to page 49 for more information on FX rates.
2	Represents average of the last 12 spot month end ratios.
3	Represents average of the last four spot quarter end ratios.

Other matters
●
Disposal of German consumer finance business: In Q125, Barclays Bank Ireland PLC announced the completion of the sale of its German consumer finance business to BAWAG P.S.K., a wholly owned subsidiary of BAWAG Group AG. The sale released c.£3.3bn of RWAs, increasing Barclays’ CET1 ratio by c.10bps in Q125
●
Long-term strategic partnership for Payment Acceptance business: On 17 April 2025, Barclays announced it had entered into a long-term strategic partnership with Brookfield Asset Management Ltd to grow and transform Barclays' Payment Acceptance business, previously referred to as the merchant acquiring business

Anna Cross, Group Finance Director

Results by Business
Barclays UK	Three months ended
	31.03.25	31.03.24
Income statement information	£m	£m	% Change
Net interest income	1,822	1,549	18
Net fee, commission and other income	252	277	(9)
Total income	2,074	1,826	14
Operating costs	(1,115)	(1,007)	(11)
UK regulatory levies	(43)	(54)	20
Litigation and conduct	(2)	(2)	—
Total operating expenses	(1,160)	(1,063)	(9)
Other net income	—	—	DIV/0!
Profit before impairment	914	763	20
Credit impairment charges	(158)	(58)
Profit before tax	756	705	7
Attributable profit	510	479	6

Performance measures
Return on average allocated tangible equity	17.4%	18.5%
Average allocated tangible equity (£bn)	11.7	10.4
Cost: income ratio	56%	58%
Loan loss rate (bps)	28	11
Net interest margin	3.55%	3.09%

	As at 31.03.25	As at 31.12.24	As at 31.03.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	209.6	207.7	200.8
Total assets	301.4	299.8	293.3
Customer deposits at amortised cost	243.1	244.2	237.2
Loan: deposit ratio	93%	92%	92%
Risk weighted assets	85.0	84.5	76.5
Period end allocated tangible equity	11.8	11.6	10.7

Analysis of Barclays UK	Three months ended
	31.03.25	31.03.24
Analysis of total income	£m	£m	% Change
Personal Banking1	1,348	1,128	20
Barclaycard Consumer UK	225	229	(2)
Business Banking	501	469	7
Total income	2,074	1,826	14

Analysis of credit impairment charges
Personal Banking1	(107)	(14)
Barclaycard Consumer UK	(38)	(38)	—
Business Banking	(13)	(6)
Total credit impairment charges	(158)	(58)

	As at 31.03.25	As at 31.12.24	As at 31.03.24
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking1	179.3	177.0	169.0
Barclaycard Consumer UK	11.1	11.0	9.8
Business Banking	19.2	19.7	22.0
Total loans and advances to customers at amortised cost	209.6	207.7	200.8

Analysis of customer deposits at amortised cost
Personal Banking1	190.8	191.4	183.4
Barclaycard Consumer UK	—	—	—
Business Banking	52.3	52.8	53.8
Total customer deposits at amortised cost	243.1	244.2	237.2

1	Following the completion of the acquisition on 1 November 2024, Tesco Bank is reported in Personal Banking.

Barclays UK delivered a RoTE of 17.4% (Q124: 18.5%) supported by robust income, strong asset quality and disciplined cost management, with continued investment in delivering a simpler, better and more balanced retail bank.

Income statement - Q125 compared to Q124
●
Profit before tax increased 7% to £756m
●
Total income increased 14% to £2,074m. NII increased 18% to £1,822m, as continued structural hedge momentum and the impact from the acquisition of Tesco Bank was partially offset by adverse deposit dynamics, which stabilised through 2024, and mortgage margin compression. Net fee, commission and other income decreased 9% to £252m
●
Total operating expenses increased 9% to £1,160m, driven by Tesco Bank costs and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio
●
Credit impairment charges were £158m (Q124: £58m), driven by stage migration impact for Tesco Bank post day 1 acquisition, consistent low delinquencies in UK cards and high quality mortgage lending portfolio. UK cards (excluding Tesco Bank) 30 and 90 day arrears remained low at 0.7% (Q124: 0.9%) and 0.2% (Q124: 0.2%) respectively. The UK cards total coverage ratio increased to 4.9% (December 2024: 4.8%) due to stage migration in Tesco Bank

Balance sheet - 31 March 2025 compared to 31 December 2024
●
Loans and advances to customers at amortised cost increased by £1.9bn to £209.6bn, primarily driven by growth in mortgage lending, partially offset by continued repayment of government scheme lending in Business Banking
●
Customer deposits at amortised cost decreased by £1.1bn to £243.1bn, driven by a reduction in retail savings and Business Banking current account balances due to seasonality. The loan: deposit ratio remained stable at 93% (December 2024: 92%)
●
RWAs increased to £85.0bn (December 2024: £84.5bn) primarily due to mortgage lending growth

Barclays UK Corporate Bank	Three months ended
	31.03.25	31.03.24
Income statement information	£m	£m	% Change
Net interest income	342	277	23
Net fee, commission, trading and other income	142	157	(10)
Total income	484	434	12
Operating costs	(234)	(221)	(6)
UK regulatory levies	(24)	(30)	20
Litigation and conduct	—	—
Total operating expenses	(258)	(251)	(3)
Other net income	—	—	DIV/0!
Profit before impairment	226	183	23
Credit impairment charges	(19)	(15)	(27)
Profit before tax	207	168	23
Attributable profit	142	113	26

Performance measures
Return on average allocated tangible equity	17.1%	15.2%
Average allocated tangible equity (£bn)	3.3	3.0
Cost: income ratio	53%	58%
Loan loss rate (bps)	28	23

	As at 31.03.25	As at 31.12.24	As at 31.03.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	26.7	25.4	25.7
Deposits at amortised cost	85.3	83.1	81.7
Risk weighted assets	24.2	23.9	21.4
Period end allocated tangible equity	3.4	3.3	3.0

	Three months ended
	31.03.25	31.03.24
Analysis of total income	£m	£m	% Change
Corporate lending	80	72	11
Transaction banking	404	362	12
Total income	484	434	12

UKCB delivered a RoTE of 17.1% (Q124: 15.2%), as increased income from higher average deposits and lending balances was partially offset by continuing investment to support future growth ambitions.

Income statement - Q125 compared to Q124
●
Profit before tax increased 23% to £207m
●
Total income increased 12% to £484m. Net interest income increased 23% to £342m driven by higher average deposits and lending balances. Net fee, commission, trading and other income decreased 10% to £142m due to the non-repeat of prior year one-off gains
●
Total operating expenses increased 3% to £258m, reflecting higher investment spend to support business growth ambitions with ongoing efficiency savings offsetting inflationary headwinds
●
Credit impairment charges were £19m (Q124: £15m), driven by stable underlying credit performance and limited single name charges

Balance sheet - 31 March 2025 compared to 31 December 2024
●
Loans and advances to customers at amortised cost increased to £26.7bn (December 2024: £25.4bn), reflecting the strategic focus to grow customer lending
●
Customer deposits at amortised cost increased to £85.3bn (December 2024: £83.1bn), driven by an inflow of balances from new and existing customers
●
RWAs were broadly stable at £24.2bn (December 2024: £23.9bn)

Barclays Private Bank and Wealth Management	Three months ended
	31.03.25	31.03.24
Income statement information	£m	£m	% Change
Net interest income	204	175	17
Net fee, commission and other income	145	137	6
Total income	349	312	12
Operating costs	(234)	(214)	(9)
UK regulatory levies	(2)	(3)	33
Litigation and conduct	—	—	DIV/0!
Total operating expenses	(236)	(217)	(9)
Other net income	—	—	DIV/0!
Profit before impairment	113	95	19
Credit impairment releases	9	—	IV/0!
Profit before tax	122	95	28
Attributable profit	96	74	30

Performance measures
Return on average allocated tangible equity	34.5%	28.7%
Average allocated tangible equity (£bn)	1.1	1.0
Cost: income ratio	68%	70%
Loan loss rate (bps)	(25)	—

	As at 31.03.25	As at 31.12.24	As at 31.03.24
Key facts	£bn	£bn	£bn
Net new assets under management1	1.0	0.7	0.2
Invested assets2	124.4	124.6	113.2
Clients assets and liabilities3	212.4	208.9	189.1

	As at 31.03.25	As at 31.12.24	As at 31.03.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.5	14.5	13.7
Deposits at amortised cost	73.1	69.5	61.9
Risk weighted assets	8.0	7.9	7.2
Period end allocated tangible equity	1.1	1.1	1.0

PBWM delivered a RoTE of 34.5% (Q124: 28.7%), as strong growth in income due to continued inflow of client balances was partially offset by continued investment in people, product and platform.

Income statement - Q125 compared to Q124
●
Profit before tax increased 28% to £122m
●
Total income increased 12% to £349m driven by growth in deposits and invested asset balances from net new inflows and market movements, along with higher transactional activity due to market volatility
●
Total operating expenses increased 9% to £236m, reflecting higher investment spend to support business growth ambitions with ongoing efficiency savings offsetting inflationary headwinds

Balance sheet - 31 March 2025 compared to 31 December 2024
●
Client assets and liabilities increased £3.5bn to £212.4bn, driven by net new deposits and assets under management inflows, partially offset by the impact of FX and market movements
●
RWAs were stable at £8.0bn (December 2024: £7.9bn)

1
Net new assets under management reflects the net inflows and outflows of client balances within Discretionary and Advisory mandates. It excludes market performance and foreign exchange translation, but includes dividend payments.

2	Invested assets represent assets under management and supervision.
3	Client assets and liabilities refers to customer deposits, lending and invested assets

Barclays Investment Bank	Three months ended
	31.03.25	31.03.24
Income statement information	£m	£m	% Change
Net interest income	297	197	51
Net trading income	2,416	1,982	22
Net fee, commission and other income	1,160	1,149	1
Total income	3,873	3,328	16
Operating costs	(2,061)	(1,957)	(5)
UK regulatory levies	(27)	(33)	18
Litigation and conduct	(3)	(9)	67
Total operating expenses	(2,091)	(1,999)	(5)
Other net income	—	—	IV/0!
Profit before impairment	1,782	1,329	34
Credit impairment (charges)/releases	(72)	10
Profit before tax	1,710	1,339	28
Attributable profit	1,199	899	33

Performance measures
Return on average allocated tangible equity	16.2%	12.0%
Average allocated tangible equity (£bn)	29.6	30.0
Cost: income ratio	54%	60%
Loan loss rate (bps)	23	(4)

	As at 31.03.25	As at 31.12.24	As at 31.03.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	68.6	69.7	64.6
Loans and advances to banks at amortised cost	7.4	6.8	7.6
Debt securities at amortised cost	53.1	47.9	40.4
Loans and advances at amortised cost	129.1	124.4	112.6
Trading portfolio assets	185.5	166.1	195.3
Derivative financial instrument assets	253.6	291.6	248.9
Financial assets at fair value through the income statement	209.5	190.4	225.1
Cash collateral and settlement balances	148.8	111.1	129.8

Deposits at amortised cost	148.9	140.5	151.1
Derivative financial instrument liabilities	245.1	279.0	241.5

Risk weighted assets	195.9	198.8	200.4
Period end allocated tangible equity	28.9	29.3	29.6

	Three months ended
	31.03.25	31.03.24
Analysis of total income	£m	£m	% Change
FICC	1,699	1,404	21
Equities	963	883	9
Global Markets	2,662	2,287	16
Advisory	143	148	(3)
Equity capital markets	70	68	3
Debt capital markets	431	401	7
Banking fees and underwriting	644	617	4
Corporate lending	156	42
Transaction banking	411	382	8
International Corporate Bank	567	424	34
Investment Banking	1,211	1,041	16
Total income	3,873	3,328	16

IB delivered a RoTE of 16.2% (Q124: 12.0%) with Markets and Investment Banking supporting clients in a volatile environment. This was supported by improved RWA productivity and positive operating jaws.

Income statement - Q125 compared to Q124
●
Profit before tax increased to £1,710m (Q124: £1,339m)
●
Total income increased 16% to £3,873m
-
Global Markets income increased 16% to £2,662m driven by increased income across FICC and Equities
-
FICC income increased 21% to £1,699m, reflecting increased volatility and client activity, including a strong performance in Macro and Securitised Products, and continued strength in Financing
-
Equities income increased 9% to £963m, (27% excluding the prior year £125m fair value gain on Visa B shares), reflecting elevated volatility and client activity in Derivatives and growth in Prime
-
Investment Banking income increased 16% to £1,211m
-
Banking fees and underwriting income increased 4% to £644m reflecting increased market share1
-
International Corporate Bank income increased 34% to £567m. Corporate lending income increased to £156m due to fair value gains on leverage finance lending (c.£105m). Transaction banking income increased 8% to £411m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix
●
Total operating expenses increased 5% to £2,091m driven by the impact of inflation, partially offset by efficiency savings
●
Credit impairment charges were £72m (Q124: £10m release), primarily driven by a post model adjustment of net £36m for elevated US macroeconomic uncertainty, and single name charges including the benefit of credit protection

Balance sheet - 31 March 2025 compared to 31 December 2024
●
Loans and advances at amortised costs increased £4.7bn to £129.1bn (December £124.4bn), driven by stable lending and increased investment in debt securities in treasury
●
Trading portfolio assets increased £19.4bn to £185.5bn (December £166.1bn), driven by increased trading in debt securities to facilitate client demand in Global Markets
●
Derivative assets decreased £38.0bn to £253.6bn and liabilities decreased £33.9bn to £245.1bn, primarily driven by decreased mark-to-market value on FX derivatives as a result of USD depreciation in Q125
●
Deposits at amortised cost increased £8.4bn to £148.9bn, driven by growth in deposits across the business
●
RWAs decreased to £195.9bn (December 2024: £198.8bn) mainly driven by FX as GBP strengthened against USD, with lower credit risk offset by higher market risk as we continued to support clients through a period of volatility

1	Data source: Dealogic for the period covering 1 January to 31 March 2025.

Barclays US Consumer Bank	Three months ended
	31.03.25	31.03.24
Income statement information	£m	£m	% Change
Net interest income	678	688	(1)
Net fee, commission and other income	186	171	9
Total income	864	859	1
Operating costs	(407)	(387)	(5)
UK regulatory levies	—	—	IV/0!
Litigation and conduct	(3)	(3)	—
Total operating expenses	(410)	(390)	(5)
Other net income	—	—	IV/0!
Profit before impairment	454	469	(3)
Credit impairment charges	(399)	(410)	3
Profit before tax	55	59	(7)
Attributable profit	41	44	(7)

Performance measures
Return on average allocated tangible equity	4.5%	5.3%
Average allocated tangible equity (£bn)	3.6	3.3
Cost: income ratio	47%	46%
Loan loss rate (bps)	562	610
Net interest margin	10.53%	11.12%

	As at 31.03.25	As at 31.12.24	As at 31.03.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	18.8	20.0	23.6
Deposits at amortised cost	23.8	23.3	20.3
Risk weighted assets	25.6	26.8	23.9
Period end allocated tangible equity	3.5	3.7	3.3

USCB delivered a RoTE of 4.5% (Q124: 5.3%), as income improvement and broadly stable delinquencies were offset by higher costs and the inclusion of a post model adjustment for elevated US macroeconomic uncertainty.

Income statement - Q125 compared to Q124
●
Profit before tax was £55m (Q124: £59m)
●
Total income increased 1% to £864m, as underlying business growth was offset by the non-repeat of a gain on sale and foregone interest income from $1.1bn receivables sold to Blackstone in Q124. NII reduced 1% to £678m reflecting margin compression from the lower interest rate environment. Net fee, commission and other income increased 9% to £186m driven by account and purchase growth as well as benefits from interest rate hedges which offset the margin compression in NII

●
Total operating expenses increased 5% to £410m, driven by business growth and inflation, partially offset by efficiency savings
●
Credit impairment charges were £399m (Q124: £410m), including a post model adjustment of £38m for elevated US macroeconomic uncertainty, with broadly stable delinquencies in US cards. US cards 30 and 90 day arrears were 3.0%1 (Q124: 3.1%) and 1.6%1 (Q124: 1.7%) respectively. The USCB total coverage ratio was 12.0% (December 2024: 11.4%)

Balance sheet - 31 March 2025 compared to 31 December 2024
●
Loans and advances to customers at amortised cost reduced to £18.8bn (December 2024: £20.0bn), reflecting a decrease in receivables due to seasonality and the strengthening of GBP against USD
●
Customer deposits at amortised cost increased to £23.8bn (December 2024: £23.3bn), with growth in underlying retail savings which is in line with USCB's ambition to grow core deposits, partially offset by the strengthening of GBP against USD

●
RWAs decreased to £25.6bn (December 2024: £26.8bn), driven by decreased balances due to seasonality and the strengthening of GBP against USD

1	Including a co-branded cards portfolio classified as assets held for sale.

Head Office	Three months ended
	31.03.25	31.03.24
Income statement information	£m	£m	% Change
Net interest income	174	186	(6)
Net fee, commission and other income	(109)	8
Total income	65	194	(66)
Operating costs	(207)	(211)	2
UK regulatory levies	—	—	DIV/0!
Litigation and conduct	(3)	(44)	93
Total operating expenses	(210)	(255)	18
Other net income	18	12	50
Loss before impairment	(127)	(49)
Credit impairment charges	(4)	(40)	90
Loss before tax	(131)	(89)	(47)
Attributable loss	(124)	(59)

Performance measures
Average allocated tangible equity (£bn)	3.8	2.8

	As at 31.03.25	As at 31.12.24	As at 31.03.24
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	12.7	16.2	20.2
Period end allocated tangible equity	4.7	2.4	3.0

Income statement - Q125 compared to Q124
●
Loss before tax was £131m (Q124: £89m)
●
Total income decreased to £65m (Q124: £194m), primarily from the non-recurrence of the prior year gain on disposal of a legacy investment and the impact of the disposal of the German consumer finance business in early Q125

●
Total operating expenses decreased to £210m (Q124: £255m), primarily from lower litigation and conduct charges and the impact of the disposal of the German consumer finance business in early Q125, partially offset by the c.£50m expense for the employee share grant announced at FY24 Results

●
Credit impairment charges decreased to £4m (Q124: £40m), driven by the disposal of the German consumer finance business in early Q125 and the disposal of the Italian mortgage portfolios in FY24

Balance sheet - 31 March 2025 compared to 31 December 2024
●
RWAs decreased to £12.7bn (December 2024: £16.2bn), primarily driven by the disposal of the German consumer finance business

Quarterly Results Summary

Barclays Group
	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,517	3,500	3,308	3,056	3,072	3,139	3,247	3,270
Net fee, commission and other income	4,192	3,464	3,239	3,268	3,881	2,459	3,011	3,015
Total income	7,709	6,964	6,547	6,324	6,953	5,598	6,258	6,285
Operating costs	(4,258)	(4,244)	(3,954)	(3,999)	(3,998)	(4,735)	(3,949)	(3,919)
UK regulatory levies	(96)	(227)	27	—	(120)	(180)	—	—
Litigation and conduct	(11)	(121)	(35)	(7)	(57)	(5)	—	(33)
Total operating expenses	(4,365)	(4,592)	(3,962)	(4,006)	(4,175)	(4,920)	(3,949)	(3,952)
Other net income/(expenses)	18	—	21	4	12	(16)	9	3
Profit before impairment	3,362	2,372	2,606	2,322	2,790	662	2,318	2,336
Credit impairment charges	(643)	(711)	(374)	(384)	(513)	(552)	(433)	(372)
Profit before tax	2,719	1,661	2,232	1,938	2,277	110	1,885	1,964
Tax (charges)/credit	(621)	(448)	(412)	(427)	(465)	23	(343)	(353)
Profit after tax	2,098	1,213	1,820	1,511	1,812	133	1,542	1,611
Non-controlling interests	(2)	(20)	(3)	(23)	(3)	(25)	(9)	(22)
Other equity instrument holders	(232)	(228)	(253)	(251)	(259)	(219)	(259)	(261)
Attributable profit/(loss)	1,864	965	1,564	1,237	1,550	(111)	1,274	1,328

Performance measures
Return on average tangible shareholders' equity	14.0%	7.5%	12.3%	9.9%	12.3%	(0.9)%	11.0%	11.4%
Average tangible shareholders' equity (£bn)	53.1	51.5	51.0	49.8	50.5	48.9	46.5	46.7
Cost: income ratio	57%	66%	61%	63%	60%	88%	63%	63%
Loan loss rate (bps)	61	66	37	38	51	54	42	37
Basic earnings per ordinary share	13.0p	6.7p	10.7p	8.3p	10.3p	(0.7)p	8.3p	8.6p
Basic weighted average number of shares (m)	14,314	14,432	14,648	14,915	14,983	15,092	15,405	15,523
Period end number of shares (m)	14,336	14,420	14,571	14,826	15,091	15,155	15,239	15,556
Period end tangible shareholders' equity (£bn)	53.4	51.5	51.1	50.4	50.6	50.2	48.2	45.3

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	338.6	337.9	326.5	329.8	332.1	333.3	339.6	337.4
Loans and advances to banks at amortised cost	9.4	8.3	8.1	8.0	8.5	9.5	11.5	10.9
Debt securities at amortised cost	71.4	68.2	64.6	61.7	57.4	56.7	54.3	53.1
Loans and advances at amortised cost	419.4	414.5	399.2	399.5	397.9	399.5	405.4	401.4
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.3%	1.4%	1.4%	1.4%	1.4%	1.4%
Total assets	1,593.5	1,518.2	1,531.1	1,576.6	1,577.1	1,477.5	1,591.7	1,549.7
Deposits at amortised cost	574.3	560.7	542.8	557.5	552.3	538.8	561.3	554.7
Tangible net asset value per share	372p	357p	351p	340p	335p	331p	316p	291p
Common equity tier 1 ratio	13.9%	13.6%	13.8%	13.6%	13.5%	13.8%	14.0%	13.8%
Common equity tier 1 capital	48.8	48.6	47.0	47.7	47.1	47.3	48.0	46.6
Risk weighted assets	351.3	358.1	340.4	351.4	349.6	342.7	341.9	336.9
UK leverage ratio	5.0%	5.0%	4.9%	5.0%	4.9%	5.2%	5.0%	5.1%
UK leverage exposure	1,252.8	1,206.5	1,197.4	1,222.7	1,226.5	1,168.3	1,202.4	1,183.7

Funding and liquidity
Group liquidity pool (£bn)	336.3	296.9	311.7	328.7	323.5	298.1	335.0	330.7
Liquidity coverage ratio	175.3%	172.4%	170.1%	167.0%	163.2%	161.4%	158.7%	157.2%
Net stable funding ratio	136.2%	134.9%	135.6%	136.4%	135.7%	138.0%	138.2%	138.8%
Loan: deposit ratio	73%	74%	74%	72%	72%	74%	72%	72%

1	Refer to pages 33 to 37 for further information on how capital, RWAs and leverage are calculated.

Barclays UK
	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,822	1,815	1,666	1,597	1,549	1,575	1,578	1,660
Net fee, commission and other income	252	800	280	290	277	217	295	301
Total income	2,074	2,615	1,946	1,887	1,826	1,792	1,873	1,961
Operating costs	(1,115)	(1,170)	(1,017)	(1,041)	(1,007)	(1,153)	(1,058)	(1,090)
UK regulatory levies	(43)	(36)	12	—	(54)	(30)	—	—
Litigation and conduct	(2)	(9)	(1)	(4)	(2)	(4)	9	5
Total operating expenses	(1,160)	(1,215)	(1,006)	(1,045)	(1,063)	(1,187)	(1,049)	(1,085)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	914	1,400	940	842	763	605	824	876
Credit impairment charges	(158)	(283)	(16)	(8)	(58)	(37)	(59)	(95)
Profit before tax	756	1,117	924	834	705	568	765	781
Attributable profit	510	781	621	584	479	382	531	534

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	209.6	207.7	199.3	198.7	200.8	202.8	204.9	206.8
Customer deposits at amortised cost	243.1	244.2	236.3	236.8	237.2	241.1	243.2	249.8
Loan: deposit ratio	93%	92%	92%	91%	92%	92%	92%	90%
Risk weighted assets	85.0	84.5	77.5	76.5	76.5	73.5	73.2	73.0
Period end allocated tangible equity	11.8	11.6	10.7	10.6	10.7	10.2	10.1	10.1

Performance measures
Return on average allocated tangible equity	17.4%	28.0%	23.4%	22.3%	18.5%	14.9%	21.0%	20.9%
Average allocated tangible equity (£bn)	11.7	11.2	10.6	10.5	10.4	10.2	10.1	10.2
Cost: income ratio	56%	46%	52%	55%	58%	66%	56%	55%
Loan loss rate (bps)	28	49	3	1	11	7	10	17
Net interest margin	3.55%	3.53%	3.34%	3.22%	3.09%	3.07%	3.04%	3.22%

Analysis of Barclays UK	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking1	1,348	1,847	1,184	1,174	1,128	1,067	1,165	1,244
Barclaycard Consumer UK	225	231	249	228	229	242	238	237
Business Banking	501	537	513	485	469	483	470	480
Total income	2,074	2,615	1,946	1,887	1,826	1,792	1,873	1,961

Analysis of credit impairment (charges)/releases
Personal Banking1	(107)	(244)	3	(26)	(14)	35	(85)	(92)
Barclaycard Consumer UK	(38)	(35)	(15)	(25)	(38)	(73)	29	(35)
Business Banking	(13)	(4)	(4)	43	(6)	1	(3)	32
Total credit impairment charges	(158)	(283)	(16)	(8)	(58)	(37)	(59)	(95)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking1	179.3	177.0	168.1	167.3	169.0	170.1	172.3	173.3
Barclaycard Consumer UK	11.1	11.0	10.6	10.2	9.8	9.7	9.6	9.3
Business Banking	19.2	19.7	20.6	21.2	22.0	23.0	23.0	24.2
Total loans and advances to customers at amortised cost	209.6	207.7	199.3	198.7	200.8	202.8	204.9	206.8

Analysis of customer deposits at amortised cost
Personal Banking1	190.8	191.4	182.9	183.3	183.4	185.4	186.1	191.1
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	52.3	52.8	53.4	53.5	53.8	55.7	57.1	58.7
Total customer deposits at amortised cost	243.1	244.2	236.3	236.8	237.2	241.1	243.2	249.8

1	Following the completion of the acquisition on 1 November 2024, Tesco Bank is reported in Personal Banking.

Barclays UK Corporate Bank
	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	342	324	309	296	277	247	304	299
Net fee, commission, trading and other income	142	134	136	147	157	148	136	173
Total income	484	458	445	443	434	395	440	472
Operating costs	(234)	(250)	(229)	(235)	(221)	(258)	(224)	(213)
UK regulatory levies	(24)	(14)	7	—	(30)	(8)	—	—
Litigation and conduct	—	(1)	—	—	—	(1)	2	—
Total operating expenses	(258)	(265)	(222)	(235)	(251)	(267)	(222)	(213)
Other net (expenses)/income	—	—	—	—	—	(5)	—	1
Profit before impairment	226	193	223	208	183	123	218	260
Credit impairment (charges)/releases	(19)	(40)	(13)	(8)	(15)	(18)	(15)	84
Profit before tax	207	153	210	200	168	105	203	344
Attributable profit	142	98	144	135	113	59	129	239

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	26.7	25.4	24.8	25.7	25.7	26.4	26.9	26.9
Deposits at amortised cost	85.3	83.1	82.3	84.9	81.7	84.9	82.7	82.6
Risk weighted assets	24.2	23.9	22.1	21.9	21.4	20.9	19.5	20.6
Period end allocated tangible equity	3.4	3.3	3.0	3.0	3.0	3.0	2.8	2.9

Performance measures
Return on average allocated tangible equity	17.1%	12.3%	18.8%	18.0%	15.2%	8.4%	18.3%	32.9%
Average allocated tangible equity (£bn)	3.3	3.2	3.1	3.0	3.0	2.8	2.8	2.9
Cost: income ratio	53%	58%	50%	53%	58%	68%	50%	45%
Loan loss rate (bps)	28	62	21	12	23	27	21	(123)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	80	71	67	57	72	64	69	68
Transaction banking	404	387	378	386	362	331	371	404
Total income	484	458	445	443	434	395	440	472

Barclays Private Bank and Wealth Management
	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	204	216	189	187	175	182	219	186
Net fee, commission and other income	145	135	137	133	137	131	118	113
Total income	349	351	326	320	312	313	337	299
Operating costs	(234)	(255)	(222)	(220)	(214)	(255)	(214)	(182)
UK regulatory levies	(2)	(7)	1	—	(3)	(4)	—	—
Litigation and conduct	—	(1)	—	1	—	2	—	—
Total operating expenses	(236)	(263)	(221)	(219)	(217)	(257)	(214)	(182)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	113	88	105	101	95	56	123	117
Credit impairment releases/(charges)	9	(2)	(7)	3	—	4	2	(7)
Profit before tax	122	86	98	104	95	60	125	110
Attributable profit	96	63	74	77	74	47	102	91

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.5	14.5	14.0	13.9	13.7	13.6	13.4	13.8
Deposits at amortised cost	73.1	69.5	64.8	64.6	61.9	60.3	59.7	59.2
Risk weighted assets	8.0	7.9	7.3	7.0	7.2	7.2	7.2	7.2
Period end allocated tangible equity	1.1	1.1	1.0	1.0	1.0	1.0	1.0	1.0
Client assets and liabilities1	212.4	208.9	201.5	198.5	189.1	182.9	178.7	174.1

Performance measures
Return on average allocated tangible equity	34.5%	23.9%	29.0%	30.8%	28.7%	19.1%	41.2%	35.9%
Average allocated tangible equity (£bn)	1.1	1.1	1.0	1.0	1.0	1.0	1.0	1.0
Cost: income ratio	68%	75%	68%	68%	70%	82%	63%	61%
Loan loss rate (bps)	(25)	5	19	(9)	—	(10)	(7)	20

1	Client assets and liabilities refers to customer deposits, lending and invested assets.

Barclays Investment Bank
	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	297	284	282	268	197	282	397	555
Net trading income	2,416	1,262	1,512	1,485	1,982	757	1,497	1,351
Net fee, commission and other income	1,160	1,061	1,057	1,266	1,149	998	792	837
Total income	3,873	2,607	2,851	3,019	3,328	2,037	2,686	2,743
Operating costs	(2,061)	(1,903)	(1,906)	(1,900)	(1,957)	(1,934)	(1,840)	(1,813)
UK regulatory levies	(27)	(161)	7	—	(33)	(123)	—	—
Litigation and conduct	(3)	(26)	(17)	(3)	(9)	(2)	6	(1)
Total operating expenses	(2,091)	(2,090)	(1,916)	(1,903)	(1,999)	(2,059)	(1,834)	(1,814)
Other net (expenses)/income	—	—	—	—	—	(1)	2	—
Profit/(loss) before impairment	1,782	517	935	1,116	1,329	(23)	854	929
Credit impairment (charges)/releases	(72)	(46)	(43)	(44)	10	(23)	23	(77)
Profit/(loss) before tax	1,710	471	892	1,072	1,339	(46)	877	852
Attributable profit/(loss)	1,199	247	652	715	899	(149)	580	562

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	68.6	69.7	64.5	66.6	64.6	62.7	62.3	59.1
Loans and advances to banks at amortised cost	7.4	6.8	6.7	6.6	7.6	7.3	9.5	9.0
Debt securities at amortised cost	53.1	47.9	44.8	41.7	40.4	38.9	36.3	35.1
Loans and advances at amortised cost	129.1	124.4	116.0	114.9	112.6	108.9	108.1	103.2
Trading portfolio assets	185.5	166.1	185.8	197.2	195.3	174.5	155.3	165.0
Derivative financial instrument assets	253.6	291.6	256.7	251.4	248.9	255.1	280.4	264.8
Financial assets at fair value through the income statement	209.5	190.4	210.8	211.7	225.1	202.5	237.2	231.1
Cash collateral and settlement balances	148.8	111.1	134.7	139.8	129.8	102.3	134.6	122.1

Deposits at amortised cost	148.9	140.5	139.8	151.3	151.1	132.7	154.2	142.9
Derivative financial instrument liabilities	245.1	279.0	249.4	241.8	241.5	249.7	268.3	254.5

Risk weighted assets	195.9	198.8	194.2	203.3	200.4	197.3	201.1	197.2
Period end allocated tangible equity	28.9	29.3	28.4	29.7	29.6	29.0	29.0	28.7

Performance measures
Return on average allocated tangible equity	16.2%	3.4%	8.8%	9.6%	12.0%	(2.1)%	8.0%	7.7%
Average allocated tangible equity (£bn)	29.6	29.3	29.5	29.9	30.0	28.9	28.8	29.0
Cost: income ratio	54%	80%	67%	63%	60%	101%	68%	66%
Loan loss rate (bps)	23	15	15	15	(4)	8	(8)	30

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,699	934	1,180	1,149	1,404	724	1,147	1,186
Equities	963	604	692	696	883	431	675	563
Global Markets	2,662	1,538	1,872	1,845	2,287	1,155	1,822	1,749
Advisory	143	189	186	138	148	171	80	130
Equity capital markets	70	98	64	121	68	38	62	69
Debt capital markets	431	327	344	420	401	301	233	273
Banking Fees and Underwriting	644	614	594	679	617	510	375	472
Corporate lending	156	45	(21)	87	42	(23)	103	100
Transaction banking	411	410	406	408	382	395	386	422
International Corporate Banking	567	455	385	495	424	372	489	522
Investment Banking	1,211	1,069	979	1,174	1,041	882	864	994
Total income	3,873	2,607	2,851	3,019	3,328	2,037	2,686	2,743

Barclays US Consumer Bank
	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	678	678	647	646	688	686	662	622
Net fee, commission, trading and other income	186	179	144	173	171	180	147	145
Total income	864	857	791	819	859	866	809	767
Operating costs	(407)	(433)	(384)	(408)	(387)	(418)	(404)	(401)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	(3)	—	(9)	(2)	(3)	(2)	—	(4)
Total operating expenses	(410)	(433)	(393)	(410)	(390)	(420)	(404)	(405)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	454	424	398	409	469	446	405	362
Credit impairment charges	(399)	(298)	(276)	(309)	(410)	(449)	(404)	(264)
Profit/(loss) before tax	55	126	122	100	59	(3)	1	98
Attributable profit/(loss)	41	94	89	75	44	(3)	3	72

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	18.8	20.0	23.2	24.3	23.6	24.2	24.3	22.9
Deposits at amortised cost	23.8	23.3	19.4	20.0	20.3	19.7	19.3	17.9
Risk weighted assets	25.6	26.8	23.2	24.4	23.9	24.8	24.1	22.5
Period end allocated tangible equity	3.5	3.7	3.2	3.3	3.3	3.4	3.3	3.1

Performance measures
Return on average allocated tangible equity	4.5%	11.2%	10.9%	9.2%	5.3%	(0.3)%	0.4%	9.3%
Average allocated tangible equity (£bn)	3.6	3.4	3.3	3.3	3.3	3.3	3.1	3.1
Cost: income ratio	47%	51%	50%	50%	46%	48%	50%	53%
Loan loss rate (bps)1	562	395	411	438	610	636	582	411
Net interest margin	10.53%	10.66%	10.38%	10.43%	11.12%	10.88%	10.88%	10.66%

1	LLR includes held for sale portfolios to remain consistent with the treatment of impairment.

Head Office
	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	174	183	215	62	186	167	87	(52)
Net fee, commission and other income	(109)	(107)	(27)	(226)	8	28	26	95
Total income	65	76	188	(164)	194	195	113	43
Operating costs	(207)	(233)	(197)	(195)	(211)	(717)	(210)	(221)
UK regulatory levies	—	(9)	—	—	—	(14)	—	—
Litigation and conduct	(3)	(84)	(7)	1	(44)	1	(16)	(32)
Total operating expenses	(210)	(326)	(204)	(194)	(255)	(730)	(226)	(253)
Other net income/(expenses)	18	—	21	4	12	(10)	7	2
(Loss)/profit before impairment	(127)	(250)	5	(354)	(49)	(545)	(106)	(208)
Credit impairment (charges)/releases	(4)	(42)	(19)	(18)	(40)	(29)	20	(13)
Loss before tax	(131)	(292)	(14)	(372)	(89)	(574)	(86)	(221)
Attributable loss	(124)	(318)	(16)	(349)	(59)	(447)	(71)	(170)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	12.7	16.2	16.1	18.3	20.2	19.0	16.8	16.4
Period end allocated tangible equity	4.7	2.4	4.9	2.7	3.0	3.6	2.0	(0.5)

Performance measures
Average allocated tangible equity (£bn)	3.8	3.4	3.5	2.1	2.8	2.7	0.7	0.5

Performance Management

Margins and balances
	Three months ended 31.03.25			Three months ended 31.03.24
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,822	208,305	3.55	1,549	201,669	3.09
Barclays UK Corporate Bank	342	24,605	5.64	277	22,257	5.00
Barclays Private Bank and Wealth Management	204	14,674	5.64	175	13,593	5.17
Barclays US Consumer Bank1	678	26,106	10.53	688	24,880	11.12
Group excluding IB and Head Office1	3,046	273,690	4.51	2,689	262,399	4.12
Barclays Investment Bank	297			197
Head Office	174			186
Barclays Group Net interest income	3,517			3,072

1	Average customer assets includes held for sale balances generating net interest income.

The Group excluding IB and Head Office Net interest margin (NIM) increased by 39bps from 4.12% in Q124 to 4.51% in Q125, due to continued structural hedge momentum, and the impact from the acquisition of Tesco Bank, partially offset by higher average customer assets.

Quarterly analysis
	Q125	Q424	Q324	Q224	Q124
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,822	1,815	1,666	1,597	1,549
Barclays UK Corporate Bank	342	324	309	296	277
Barclays Private Bank and Wealth Management	204	216	189	187	175
Barclays US Consumer Bank	678	678	647	646	688
Group excluding IB and Head Office	3,046	3,033	2,811	2,726	2,689

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	208,305	204,793	198,616	199,529	201,669
Barclays UK Corporate Bank	24,605	23,450	23,049	22,474	22,257
Barclays Private Bank and Wealth Management	14,674	14,381	14,061	13,931	13,593
Barclays US Consumer Bank1	26,106	25,314	24,798	24,899	24,880
Group excluding IB and Head Office	273,690	267,938	260,524	260,833	262,399

Net interest margin	%	%	%	%	%
Barclays UK	3.55	3.53	3.34	3.22	3.09
Barclays UK Corporate Bank	5.64	5.50	5.33	5.30	5.00
Barclays Private Bank and Wealth Management	5.64	5.98	5.35	5.40	5.17
Barclays US Consumer Bank	10.53	10.66	10.38	10.43	11.12
Group excluding IB and Head Office	4.51	4.50	4.29	4.20	4.12

1	Average customer assets includes held for sale balances generating net interest income.

Structural hedge
The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.

The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.

The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.

When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.

Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.

The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedge reserve.

Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £103.7bn (December 2024: £105.6bn) which reflects the structural hedge notional of £232.2bn (December 2024: £232.3bn) netted with non-structural hedging positions of £128.5bn (December 2024: £126.7bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average structural hedge duration of 3 years.

Gross structural hedge contributions in Q125 were £1,335m (Q124: £1,066m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Credit Risk

Loans and advances at amortised cost by geography

Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.

The table below presents a product and geographical breakdown by stages of loans and advances at amortised cost and the impairment allowance, including purchased or originated credit-impaired (POCI) balances. POCI balances represent a fixed pool of assets purchased at a deep discount to face value reflecting credit losses incurred from the point of origination to date of acquisition. Also included are stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.03.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	148,158	18,717	1,851	—	168,726	33	61	62	—	156
Retail credit cards	13,308	2,244	208	32	15,792	170	492	109	—	771
Retail other	10,194	1,517	280	15	12,006	117	151	157	—	425
Corporate loans1	53,850	6,914	2,049	—	62,813	139	210	386	—	735
Total UK	225,510	29,392	4,388	47	259,337	459	914	714	—	2,087
Retail mortgages	1,617	102	172	—	1,891	2	—	24	—	26
Retail credit cards	16,389	2,855	1,761	—	21,005	317	816	1,409	—	2,542
Retail other	1,981	167	149	—	2,297	3	2	23	—	28
Corporate loans	63,481	4,274	872	—	68,627	73	157	196	—	426
Total Rest of the World	83,468	7,398	2,954	—	93,820	395	975	1,652	—	3,022
Total loans and advances at amortised cost	308,978	36,790	7,342	47	353,157	854	1,889	2,366	—	5,109
Debt securities at amortised cost	68,404	2,994	—	—	71,398	10	19	—	—	29
Total loans and advances at amortised cost including debt securities	377,382	39,784	7,342	47	424,555	864	1,908	2,366	—	5,138
Off-balance sheet loan commitments and financial guarantee contracts2	404,967	17,861	1,040	6	423,874	176	244	25	—	445
Total3,4	782,349	57,645	8,382	53	848,429	1,040	2,152	2,391	—	5,583

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.03.25	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	148,125	18,656	1,789	—	168,570	—	0.3	3.3	—	0.1
Retail credit cards	13,138	1,752	99	32	15,021	1.3	21.9	52.4	—	4.9
Retail other	10,077	1,366	123	15	11,581	1.1	10.0	56.1	—	3.5
Corporate loans1	53,711	6,704	1,663	—	62,078	0.3	3.0	18.8	—	1.2
Total UK	225,051	28,478	3,674	47	257,250	0.2	3.1	16.3	—	0.8
Retail mortgages	1,615	102	148	—	1,865	0.1	—	14.0	—	1.4
Retail credit cards	16,072	2,039	352	—	18,463	1.9	28.6	80.0	—	12.1
Retail other	1,978	165	126	—	2,269	0.2	1.2	15.4	—	1.2
Corporate loans	63,408	4,117	676	—	68,201	0.1	3.7	22.5	—	0.6
Total Rest of the World	83,073	6,423	1,302	—	90,798	0.5	13.2	55.9	—	3.2
Total loans and advances at amortised cost	308,124	34,901	4,976	47	348,048	0.3	5.1	32.2	—	1.4
Debt securities at amortised cost	68,394	2,975	—	—	71,369	—	0.6	—	—	—
Total loans and advances at amortised cost including debt securities	376,518	37,876	4,976	47	419,417	0.2	4.8	32.2	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	404,791	17,617	1,015	6	423,429	—	1.4	2.4	—	0.1
Total3,4	781,309	55,493	5,991	53	842,846	0.1	3.7	28.5	—	0.7

1
Includes Business Banking, which has a gross exposure of £12.9bn and an impairment allowance of £342m. This comprises £60m impairment allowance on £8.8bn Stage 1 exposure, £59m on £2.7bn Stage 2 exposure and £223m on £1.4bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £21.3bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £248.8bn and an impairment allowance of £158m. This comprises £23m impairment allowance on £247.3bn Stage 1 exposure, £7m on £1.4bn Stage 2 exposure and £128m on £138m Stage 3 exposure.

4	The annualised loan loss rate is 61bps after applying the total impairment charge of £643m.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,039	19,507	1,793	—	166,339	36	61	61	—	158
Retail credit cards	13,497	2,064	179	40	15,780	219	440	91	—	750
Retail other	10,606	1,218	257	17	12,098	135	110	138	—	383
Corporate loans1	52,284	7,266	2,171	—	61,721	133	196	420	—	749
Total UK	221,426	30,055	4,400	57	255,938	523	807	710	—	2,040
Retail mortgages	1,651	89	169	—	1,909	2	1	26	—	29
Retail credit cards	17,629	2,953	1,724	—	22,306	334	807	1,416	—	2,557
Retail other	1,844	155	121	—	2,120	3	1	23	—	27
Corporate loans	64,224	3,901	945	—	69,070	76	135	206	—	417
Total Rest of the World	85,348	7,098	2,959	—	95,405	415	944	1,671	—	3,030
Total loans and advances at amortised cost	306,774	37,153	7,359	57	351,343	938	1,751	2,381	—	5,070
Debt securities at amortised cost	64,988	3,245	—	—	68,233	12	11	—	—	23
Total loans and advances at amortised cost including debt securities	371,762	40,398	7,359	57	419,576	950	1,762	2,381	—	5,093
Off-balance sheet loan commitments and financial guarantee contracts2	412,255	18,728	1,168	6	432,157	164	250	25	—	439
Total3,4	784,017	59,126	8,527	63	851,733	1,114	2,012	2,406	—	5,532

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	145,003	19,446	1,732	—	166,181	—	0.3	3.4	—	0.1
Retail credit cards	13,278	1,624	88	40	15,030	1.6	21.3	50.8	—	4.8
Retail other	10,471	1,108	119	17	11,715	1.3	9.0	53.7	—	3.2
Corporate loans1	52,151	7,070	1,751	—	60,972	0.3	2.7	19.3	—	1.2
Total UK	220,903	29,248	3,690	57	253,898	0.2	2.7	16.1	—	0.8
Retail mortgages	1,649	88	143	—	1,880	0.1	1.1	15.4	—	1.5
Retail credit cards	17,295	2,146	308	—	19,749	1.9	27.3	82.1	—	11.5
Retail other	1,841	154	98	—	2,093	0.2	0.6	19.0	—	1.3
Corporate loans	64,148	3,766	739	—	68,653	0.1	3.5	21.8	—	0.6
Total Rest of the World	84,933	6,154	1,288	—	92,375	0.5	13.3	56.5	—	3.2
Total loans and advances at amortised cost	305,836	35,402	4,978	57	346,273	0.3	4.7	32.4	—	1.4
Debt securities at amortised cost	64,976	3,234	—	—	68,210	—	0.3	—	—	—
Total loans and advances at amortised cost including debt securities	370,812	38,636	4,978	57	414,483	0.3	4.4	32.4	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	412,091	18,478	1,143	6	431,718	—	1.3	2.1	—	0.1
Total3,4	782,903	57,114	6,121	63	846,201	0.1	3.4	28.2	—	0.6

1
Includes Business Banking, which has a gross exposure of £13.1bn and an impairment allowance of £356m. This comprises £60m impairment allowance on £8.9bn Stage 1 exposure, £60m on £2.8bn Stage 2 exposure and £236m on £1.5bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £16.3bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £204.2bn and an impairment allowance of £156m. This comprises £19m impairment allowance on £202.7bn Stage 1 exposure, £7m on £1.3bn Stage 2 exposure and £130m on £139m Stage 3 exposure.

4	The annualised loan loss rate is 46bps after applying the total impairment charge of £1,982m.

Assets held for sale
This table presents a co-branded card portfolio in USCB classified as assets held for sale. Further, the sale of the German consumer finance business was completed in early Q125.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.03.25	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,102	59	1.2	660	148	22.4	58	46	79.3	5,820	253	4.3
Retail credit cards - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Corporate loans - US	47	1	2.1	8	3	37.5	1	1	100.0	56	5	8.9
Total Rest of the World	5,149	60	1.2	668	151	22.6	59	47	79.7	5,876	258	4.4

As at 31.12.24
Retail credit cards - US	5,495	64	1.2	689	161	23.4	57	46	80.7	6,241	271	4.3
Retail credit cards - Germany	1,908	18	0.9	307	29	9.4	93	69	74.2	2,308	116	5.0
Retail other - Germany	1,134	16	1.4	220	33	15.0	71	48	67.6	1,425	97	6.8
Corporate loans - US	49	1	2.0	9	3	33.3	1	1	100.0	59	5	8.5
Total Rest of the World	8,586	99	1.2	1,225	226	18.4	222	164	73.9	10,033	489	4.9

Loans and advances at amortised cost by product
The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 31.03.25	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3 excluding POCI	Stage 3 POCI	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	149,775	16,046	2,062	711	18,819	2,023	—	170,617
Retail credit cards	29,697	4,492	322	285	5,099	1,969	32	36,797
Retail other	12,175	1,263	204	217	1,684	429	15	14,303
Corporate loans	117,331	11,070	31	87	11,188	2,921	—	131,440
Total	308,978	32,871	2,619	1,300	36,790	7,342	47	353,157

Impairment allowance
Retail mortgages	35	37	14	10	61	86	—	182
Retail credit cards	487	1,021	123	164	1,308	1,518	—	3,313
Retail other	120	105	24	24	153	180	—	453
Corporate loans	212	349	8	10	367	582	—	1,161
Total	854	1,512	169	208	1,889	2,366	—	5,109

Net exposure
Retail mortgages	149,740	16,009	2,048	701	18,758	1,937	—	170,435
Retail credit cards	29,210	3,471	199	121	3,791	451	32	33,484
Retail other	12,055	1,158	180	193	1,531	249	15	13,850
Corporate loans	117,119	10,721	23	77	10,821	2,339	—	130,279
Total	308,124	31,359	2,450	1,092	34,901	4,976	47	348,048

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.2	0.7	1.4	0.3	4.3	—	0.1
Retail credit cards	1.6	22.7	38.2	57.5	25.7	77.1	—	9.0
Retail other	1.0	8.3	11.8	11.1	9.1	42.0	—	3.2
Corporate loans	0.2	3.2	25.8	11.5	3.3	19.9	—	0.9
Total	0.3	4.6	6.5	16.0	5.1	32.2	—	1.4

As at 31.12.24
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,690	16,790	2,034	772	19,596	1,962	—	168,248
Retail credit cards	31,126	4,435	303	279	5,017	1,903	40	38,086
Retail other	12,450	1,056	211	106	1,373	378	17	14,218
Corporate loans	116,508	10,849	144	174	11,167	3,116	—	130,791
Total	306,774	33,130	2,692	1,331	37,153	7,359	57	351,343

Impairment allowance
Retail mortgages	38	42	13	7	62	87	—	187
Retail credit cards	553	959	122	166	1,247	1,507	—	3,307
Retail other	138	76	17	18	111	161	—	410
Corporate loans	209	316	7	8	331	626	—	1,166
Total	938	1,393	159	199	1,751	2,381	—	5,070

Net exposure
Retail mortgages	146,652	16,748	2,021	765	19,534	1,875	—	168,061
Retail credit cards	30,573	3,476	181	113	3,770	396	40	34,779
Retail other	12,312	980	194	88	1,262	217	17	13,808
Corporate loans	116,299	10,533	137	166	10,836	2,490	—	129,625
Total	305,836	31,737	2,533	1,132	35,402	4,978	57	346,273

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.3	0.6	0.9	0.3	4.4	—	0.1
Retail credit cards	1.8	21.6	40.3	59.5	24.9	79.2	—	8.7
Retail other	1.1	7.2	8.1	17.0	8.1	42.6	—	2.9
Corporate loans	0.2	2.9	4.9	4.6	3.0	20.1	—	0.9
Total	0.3	4.2	5.9	15.0	4.7	32.4	—	1.4

Measurement uncertainty

Scenarios used to calculate the Group’s ECL charge were refreshed in Q125 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, following a somewhat encouraging 2024, the growth in the UK economy is gradually slowing when compared to consensus at FY24, though restrictive monetary policy continues to loosen. UK and US GDP growth in 2025 is expected to be 1.0% and 2.4%, respectively. Labour markets in major economies remain broadly resilient with unemployment rates relatively close to historic lows and are only expected to increase moderately. The UK unemployment rate peaks at 4.5% where it remains for most of the 5-year projection period. US unemployment peaks at 4.3%. The Bank of England cuts rates by 25bps three times in 2025 and once more in 2026. The Fed follows a slower pace of monetary policy loosening and finishes 2025 with rates at 4.3%. As lower rates feed into new mortgages, UK house prices stabilise and resume the upward trend from 2025. US house prices continue to grow at a decent pace.

The Downside 2 scenario has been broadly aligned to the Group’s 2024 Internal Stress Test. Under this scenario, the restrictive monetary policy seen over the last few years coupled with a loss of consumer and business confidence amid persistent inflation leads to a sharp contraction in economic activity. A sustained drop in consumer spending due to high household debt levels and affordability loss amid stagnant wages leads to a significant reduction in aggregate demand. The economic slowdown leads to rising unemployment rates as lay-offs intensify. UK and US unemployment peaks at 8.4% and 7.5% respectively, during 2026. In order to support the economy, Central banks start to reduce rates. In the Upside 2 scenario, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to a healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house prices growth and support bullish financial markets.

The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increases in the Upside scenario weightings were driven by the improvement in US GDP in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 32.

The Group continues to monitor the heightened uncertainty in the near-term macroeconomic outlook, especially in the US. The broadening range of outcomes coupled with a perceived lag in consensus suggests that a greater weighting than that used in the modelled ECL output (see below) should be applied to the Group's Downside scenarios to reflect the macroeconomic uncertainty. In response, a gross £91m uncertainty PMA (a £74m income statement impact net of SRT credit protection1) has been booked in Q125 across the US Consumer Bank (£38m) and the Investment Bank (gross/net SRT1 £53m/£36m). This adjustment reflects a point in time impact based on the balance sheet as at 31 March 2025 for the uncertainty around macroeconomic variables. It does not factor in future changes in customer utilisation or management actions the Group might take to mitigate credit risk.

The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the probability weights applied to each scenario.

1	Significant Risk Transfer (SRT) represents risk transfer transactions used to enhance Barclays’ risk management capabilities.

Macroeconomic variables used in the calculation of ECL
As at 31.03.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP1	1.0	1.4	1.4	1.4	1.4
UK unemployment2	4.5	4.4	4.5	4.5	4.5
UK HPI3	2.3	2.2	4.1	3.4	3.8
UK bank rate6	4.2	3.9	3.8	3.8	3.8
US GDP1	2.4	2.0	2.0	2.0	2.0
US unemployment4	4.2	4.2	4.2	4.2	4.2
US HPI5	2.8	2.7	2.9	3.0	3.0
US federal funds rate6	4.3	4.3	4.3	4.3	4.3

Downside 2
UK GDP1	(1.3)	(2.8)	2.3	2.5	1.4
UK unemployment2	5.4	8.0	7.0	5.6	5.2
UK HPI3	(16.8)	(13.9)	4.6	17.4	8.3
UK bank rate6	4.0	2.2	0.6	0.9	1.7
US GDP1	0.5	(2.8)	3.0	3.0	1.8
US unemployment4	5.1	7.3	6.4	5.6	5.1
US HPI5	(4.7)	(3.9)	4.0	5.0	3.5
US federal funds rate6	3.4	0.7	0.6	1.3	2.1

Downside 1
UK GDP1	(0.1)	(0.7)	1.9	1.9	1.4
UK unemployment2	4.9	6.2	5.8	5.1	4.8
UK HPI3	(7.6)	(6.0)	4.4	10.2	6.0
UK bank rate6	4.1	3.1	2.3	2.4	2.8
US GDP1	1.5	(0.4)	2.5	2.5	1.9
US unemployment4	4.7	5.7	5.3	4.9	4.6
US HPI5	(0.9)	(0.6)	3.5	4.0	3.2
US federal funds rate6	3.9	2.5	2.3	2.6	3.2

Upside 2
UK GDP1	1.8	4.0	3.1	2.5	2.3
UK unemployment2	4.1	3.8	3.6	3.6	3.6
UK HPI3	8.7	11.0	5.8	3.4	3.0
UK bank rate6	4.0	3.1	2.5	2.7	2.8
US GDP1	2.8	3.2	2.8	2.8	2.8
US unemployment4	3.9	3.5	3.5	3.5	3.5
US HPI5	6.2	4.2	4.9	4.9	4.9
US federal funds rate6	4.1	3.5	3.5	3.4	3.3

Upside 1
UK GDP1	1.4	2.7	2.2	1.9	1.9
UK unemployment2	4.3	4.1	4.1	4.1	4.1
UK HPI3	5.5	6.6	4.9	3.4	3.4
UK bank rate6	4.1	3.5	3.3	3.3	3.3
US GDP1	2.6	2.6	2.4	2.4	2.4
US unemployment4	4.0	3.8	3.8	3.8	3.8
US HPI5	4.5	3.4	3.9	3.9	3.9
US federal funds rate6	4.2	3.8	3.8	3.8	3.8

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

As at 31.12.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP1	1.0	1.4	1.5	1.6	1.5
UK unemployment2	4.3	4.4	4.5	4.4	4.4
UK HPI3	2.8	3.3	1.6	4.5	3.0
UK bank rate6	5.1	4.3	4.0	4.0	3.8
US GDP1	2.7	2.0	2.0	2.0	2.0
US unemployment4	4.1	4.3	4.2	4.2	4.2
US HPI5	6.5	2.6	2.7	3.0	3.0
US federal funds rate6	5.1	4.1	4.0	3.8	3.8

Downside 2
UK GDP1	1.0	(2.3)	(1.3)	2.6	2.3
UK unemployment2	4.3	6.2	8.1	6.6	5.5
UK HPI3	2.8	(24.8)	(5.2)	10.0	14.6
UK bank rate6	5.1	3.5	1.7	0.6	1.1
US GDP1	2.7	(1.3)	(1.3)	3.3	2.9
US unemployment4	4.1	5.8	7.2	6.2	5.5
US HPI5	6.5	(8.0)	(0.7)	5.2	4.0
US federal funds rate6	5.1	2.5	0.6	0.8	1.5

Downside 1
UK GDP1	1.0	(0.5)	0.1	2.1	1.9
UK unemployment2	4.3	5.3	6.3	5.5	5.0
UK HPI3	2.8	(11.6)	(1.8)	7.2	8.7
UK bank rate6	5.1	3.9	2.9	2.3	2.4
US GDP1	2.7	0.3	0.4	2.7	2.4
US unemployment4	4.1	5.1	5.7	5.2	4.9
US HPI5	6.5	(2.7)	1.0	4.1	3.5
US federal funds rate6	5.1	3.4	2.3	2.3	2.7

Upside 2
UK GDP1	1.0	3.0	3.7	2.9	2.4
UK unemployment2	4.3	3.8	3.4	3.5	3.5
UK HPI3	2.8	11.9	8.4	5.1	4.1
UK bank rate6	5.1	3.9	2.9	2.8	2.8
US GDP1	2.7	2.8	3.1	2.8	2.8
US unemployment4	4.1	3.8	3.5	3.5	3.5
US HPI5	6.5	6.2	4.7	4.8	4.9
US federal funds rate6	5.1	3.7	3.3	3.1	2.8

Upside 1
UK GDP1	1.0	2.2	2.6	2.2	2.0
UK unemployment2	4.3	4.1	4.0	4.0	4.0
UK HPI3	2.8	7.6	4.9	4.8	3.5
UK bank rate6	5.1	4.1	3.5	3.4	3.3
US GDP1	2.7	2.4	2.6	2.4	2.4
US unemployment4	4.1	4.0	3.9	3.9	3.9
US HPI5	6.5	4.4	3.7	3.9	3.9
US federal funds rate6	5.1	4.0	3.8	3.6	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

Scenario probability weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.03.25
Scenario probability weighting	17.6	26.8	32.6	14.4	8.6
As at 31.12.24
Scenario probability weighting	17.4	26.8	32.5	14.7	8.6

Treasury and Capital Risk

Regulatory minimum requirements
Capital

As at 31 March 2025, the Group’s Overall Capital Requirement for CET1 increased to 12.2% following the latest PRA Individual Capital Requirement (ICR) notice and comprises a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.

The Group’s updated Pillar 2A requirement increased by 23bps to 4.8% with at least 56.25% to be met with CET1 capital, equating to 2.7% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group’s CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The Group remains above its minimum capital regulatory requirements and applicable buffers.

Leverage

As at 31 March 2025, the Group was subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

As at 31 March 2025, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.8% Pillar 2A equating to 25.7% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

Capital ratios1,2	As at 31.03.25	As at 31.12.24
CET1	13.9%	13.6%
T1	17.7%	16.9%
Total regulatory capital	20.6%	19.6%
MREL ratio as a percentage of total RWAs	36.2%	34.4%

Own funds and eligible liabilities	£m	£m
Total equity excluding non-controlling interests per the balance sheet	74,880	71,821
Less: other equity instruments (recognised as AT1 capital)	(13,263)	(12,075)
Adjustment to retained earnings for foreseeable ordinary share dividends	(1,086)	(786)
Adjustment to retained earnings for foreseeable repurchase of shares	(664)	—
Adjustment to retained earnings for foreseeable other equity coupons	(49)	(35)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,795)	(2,051)
Goodwill and intangible assets	(8,247)	(8,272)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,408)	(1,451)
Fair value reserves related to gains or losses on cash flow hedges	2,378	2,930
Excess of expected losses over impairment	(306)	(403)
Gains or losses on liabilities at fair value resulting from own credit	799	981
Defined benefit pension fund assets	(2,326)	(2,367)
Direct and indirect holdings by an institution of own CET1 instruments	(4)	(1)
Adjustment under IFRS 9 transitional arrangements	—	138
Other regulatory adjustments	(115)	129
CET1 capital	48,794	48,558

AT1 capital
Capital instruments and related share premium accounts	13,289	12,108
Other regulatory adjustments and deductions	(26)	(32)
AT1 capital	13,263	12,076

T1 capital	62,057	60,634

T2 capital
Capital instruments and related share premium accounts	9,988	9,150
Qualifying T2 capital (including minority interests) issued by subsidiaries	337	367
Other regulatory adjustments and deductions	(43)	(33)
Total regulatory capital	72,339	70,118

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(337)	(367)
Eligible liabilities	55,159	53,547
Total own funds and eligible liabilities3	127,161	123,298

Total RWAs	351,314	358,127

1
Capital and RWAs for 31 December 2024 have been calculated by applying the IFRS 9 transitional arrangements in accordance with UK CRR. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.

2	Total capital includes the grandfathering of certain capital instruments until 28 June 2025.
3
As at 31 March 2025, the Group's MREL requirement, excluding the PRA buffer, was to hold £107.7bn of own funds and eligible liabilities equating to 30.7% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

Movement in CET1 capital	Three months ended 31.03.25
£m
Opening CET1 capital	48,558

Profit for the period attributable to equity holders	2,096
Own credit relating to derivative liabilities	(17)
Ordinary share dividends paid and foreseen	(300)
Purchased and foreseeable share repurchase	(1,000)
Other equity coupons paid and foreseen	(246)
Increase in retained regulatory capital generated from earnings	533

Net impact of share schemes	(249)
Fair value through other comprehensive income reserve	233
Currency translation reserve	(546)
Other reserves	2
Decrease in other qualifying reserves	(560)

Pension remeasurements within reserves	(48)
Defined benefit pension fund asset deduction	41
Net impact of pensions	(7)

Additional value adjustments (PVA)	256
Goodwill and intangible assets	25
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	43
Excess of expected loss over impairment	97
Direct and indirect holdings by an institution of own CET1 instruments	(3)
Adjustment under IFRS 9 transitional arrangements	(138)
Other regulatory adjustments	(10)
Increase in regulatory capital due to adjustments and deductions	270

Closing CET1 capital	48,794
CET1 capital increased by £0.2bn to £48.8bn (December 2024: £48.6bn). Significant movements in the period were:

●
£2.1bn of capital generated from profit partially offset by distributions of £1.5bn comprising:

-
£1.0bn of share buybacks announced with FY24 results
-
£0.3bn accrual towards the FY25 dividend
-
£0.2bn of equity coupons paid and foreseen

●
£0.6bn decrease in other qualifying reserves including a £0.5bn reduction in the currency translation reserve primarily as a result of the strengthening of GBP against USD

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.03.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	15,346	56,050	140	5	—	47	184	—	13,196	84,968
Barclays UK Corporate Bank	3,780	16,213	105	348	—	11	2	471	3,282	24,212
Barclays Private Bank & Wealth Management	5,025	495	127	51	—	18	48	330	1,870	7,964
Barclays Investment Bank	40,169	45,915	22,924	22,540	139	3,190	13,458	23,306	24,293	195,934
Barclays US Consumer Bank	19,723	993	—	—	—	—	—	—	4,856	25,572
Head Office	5,516	5,808	1	13	—	2	19	82	1,223	12,664
Barclays Group	89,559	125,474	23,297	22,957	139	3,268	13,711	24,189	48,720	351,314
As at 31.12.24
Barclays UK	15,516	55,301	146	11	—	74	228	—	13,181	84,457
Barclays UK Corporate Bank	3,932	15,680	106	336	—	12	16	548	3,282	23,912
Barclays Private Bank & Wealth Management	5,058	434	118	31	—	16	44	330	1,859	7,890
Barclays Investment Bank	40,957	49,231	21,889	24,094	70	2,913	12,442	23,023	24,164	198,783
Barclays US Consumer Bank	21,019	966	—	—	—	—	—	—	4,864	26,849
Head Office	6,580	8,162	1	20	—	4	—	212	1,257	16,236
Barclays Group	93,062	129,774	22,260	24,492	70	3,019	12,730	24,113	48,607	358,127

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.24)	222,836	49,841	36,843	48,607	358,127
Book size	(2,343)	935	1,355	113	60
Acquisitions and disposals	(3,299)	—	—	—	(3,299)
Book quality	(300)	(246)	—	—	(546)
Model updates	—	—	—	—	—
Methodology and policy	29	—	—	—	29
Foreign exchange movements1	(1,890)	(869)	(298)	—	(3,057)
Total RWA movements	(7,803)	(180)	1,057	113	(6,813)
Closing RWAs (as at 31.03.25)	215,033	49,661	37,900	48,720	351,314

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Overall RWAs decreased £6.8bn to £351.3bn (December 2024: £358.1bn).

Credit risk RWAs decreased £7.8bn:
●
A £2.3bn decrease in book size primarily driven by business activity within IB, partially offset by mortgage lending growth within Barclays UK
●
A £3.3bn decrease in acquisitions and disposals reflecting the sale of the German Consumer Finance business
●
A £1.9bn decrease as a result of foreign exchange movements primarily due to the strengthening of GBP against USD

Market risk RWAs increased £1.1bn:
●
A £1.4bn increase in book size due to trading activity within Global Markets

Leverage ratios1	As at 31.03.25	As at 31.12.24
	£m	£m
UK leverage ratio2	5.0%	5.0%
T1 capital	62,057	60,634
UK leverage exposure	1,252,827	1,206,502
Average UK leverage ratio	4.6%	4.6%
Average T1 capital	61,641	60,291
Average UK leverage exposure	1,340,481	1,308,335

1
31 December 2024 UK leverage ratios have been calculated by applying the IFRS 9 transitional arrangements in accordance with UK CRR. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.

2
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.6bn and against the 0.3% CCLB was £3.8bn.

The UK leverage ratio remained stable at 5.0% (December 2024: 5.0%), as the leverage exposure increased by £46.3bn to £1,252.8bn (December 2024: £1,206.5bn) partially offset by an increase in T1 capital of £1.4bn. The increase in leverage exposure was largely driven by an increase in trading activity in IB.

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Three months ended 31.03.25	Three months ended 31.03.24
	£m	£m
Total income	7,709	6,953
Operating expenses excluding UK regulatory levies & litigation and conduct	(4,258)	(3,998)
UK regulatory levies	(96)	(120)
Litigation and conduct	(11)	(57)
Operating expenses	(4,365)	(4,175)
Other net income	18	12
Profit before impairment	3,362	2,790
Credit impairment charges	(643)	(513)
Profit before tax	2,719	2,277
Tax charge	(621)	(465)
Profit after tax	2,098	1,812

Attributable to:
Shareholders of the parent	1,864	1,550
Other equity holders	232	259
Equity holders of the parent	2,096	1,809
Non-controlling interests	2	3
Profit after tax	2,098	1,812

Earnings per share
Basic earnings per ordinary share	13.0p	10.3p

Condensed consolidated balance sheet (unaudited)
	As at 31.03.25	As at 31.12.24
Assets	£m	£m
Cash and balances at central banks	239,481	210,184
Cash collateral and settlement balances	158,754	119,843
Debt securities at amortised cost	71,369	68,210
Loans and advances at amortised cost to banks	9,409	8,327
Loans and advances at amortised cost to customers	338,639	337,946
Reverse repurchase agreements and other similar secured lending at amortised cost	8,084	4,734
Trading portfolio assets	186,701	166,453
Financial assets at fair value through the income statement	212,967	193,734
Derivative financial instruments	255,062	293,530
Financial assets at fair value through other comprehensive income	80,279	78,059
Investments in associates and joint ventures	923	891
Goodwill and intangible assets	8,250	8,275
Current tax assets	196	155
Deferred tax assets	5,917	6,321
Assets included in a disposal group classified as held for sale	5,739	9,854
Other assets	11,719	11,686
Total assets	1,593,489	1,518,202

Liabilities
Deposits at amortised cost from banks	18,249	13,203
Deposits at amortised cost from customers	556,060	547,460
Cash collateral and settlement balances	145,439	106,229
Repurchase agreements and other similar secured borrowings at amortised cost	34,262	39,415
Debt securities in issue	97,525	92,402
Subordinated liabilities	13,001	11,921
Trading portfolio liabilities	70,503	56,908
Financial liabilities designated at fair value	324,156	282,224
Derivative financial instruments	245,386	279,415
Current tax liabilities	896	566
Deferred tax liabilities	18	18
Liabilities included in a disposal group classified as held for sale	—	3,726
Other liabilities	12,454	12,234
Total liabilities	1,517,949	1,445,721

Equity
Called up share capital and share premium	4,218	4,186
Other reserves	(22)	(468)
Retained earnings	57,421	56,028
Shareholders' equity attributable to ordinary shareholders of the parent	61,617	59,746
Other equity instruments	13,263	12,075
Total equity excluding non-controlling interests	74,880	71,821
Non-controlling interests	660	660
Total equity	75,540	72,481

Total liabilities and equity	1,593,489	1,518,202

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Three months ended 31.03.2025	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2025	4,186	12,075	(468)	56,028	71,821	660	72,481
Profit after tax	—	232	—	1,864	2,096	2	2,098
Retirement benefit remeasurements	—	—	—	(48)	(48)	—	(48)
Other comprehensive profit after tax for the period	—	—	406	—	406	—	406
Total comprehensive income for the period	—	232	406	1,816	2,454	2	2,456
Employee share schemes and hedging thereof	58	—	—	476	534	—	534
Issue and redemption of other equity instruments	—	1,181	—	—	1,181	—	1,181
Other equity instruments coupon paid	—	(232)	—	—	(232)	—	(232)
Vesting of employee share schemes net of purchases	—	—	13	(562)	(549)	—	(549)
Dividends paid	—	—	—	—	—	(2)	(2)
Repurchase of shares	(26)	—	26	(338)	(338)	—	(338)
Other movements	—	7	1	1	9	—	9
Balance as at 31 March 2025	4,218	13,263	(22)	57,421	74,880	660	75,540

	As at 31.03.25	As at 31.12.24
Other Reserves	£m	£m
Currency translation reserve	3,079	3,625
Fair value through other comprehensive income reserve	(1,640)	(1,873)
Cash flow hedging reserve	(2,378)	(2,930)
Own credit reserve	(891)	(1,059)
Other reserves and treasury shares	1,808	1,769
Total	(22)	(468)

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Attributable profit	Profit after tax attributable to ordinary shareholders of the parent.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of goodwill and intangible assets.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2024: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders’ equity (for Barclays Group)
Calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders’ equity (for Barclays Group)	Annualised Group attributable profit, as a proportion of average tangible shareholders’ equity. The components of the calculation have been included on pages 42 to 43.
Return on average allocated tangible equity (for businesses)	Annualised business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 42 to 44.

Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date. The components of the calculation have been included on pages 45 to 47.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 24.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 48.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Structural cost actions	Cost actions taken to improve future financial performance.
Group net interest income excluding Barclays Investment Bank and Head Office	A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.

Returns

	Three months ended 31.03.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	510	142	96	1,199	41	(124)	1,864

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.7	3.3	1.2	29.6	4.2	7.4	61.4
Average goodwill and intangibles	(4.0)	—	(0.1)	—	(0.6)	(3.6)	(8.3)
Average tangible equity	11.7	3.3	1.1	29.6	3.6	3.8	53.1

Return on average tangible equity	17.4%	17.1%	34.5%	16.2%	4.5%	n/m	14.0%

	Three months ended 31.03.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	479	113	74	899	44	(59)	1,550

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.3	3.0	1.1	30.0	3.6	6.3	58.3
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.3)	(3.5)	(7.8)
Average tangible equity	10.4	3.0	1.0	30.0	3.3	2.8	50.5

Return on average tangible equity	18.5%	15.2%	28.7%	12.0%	5.3%	n/m	12.3%

Barclays Group
Return on average tangible shareholders' equity	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,864	965	1,564	1,237	1,550	(111)	1,274	1,328

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	61.4	59.7	59.1	57.7	58.3	57.1	55.1	55.4
Average goodwill and intangibles	(8.3)	(8.2)	(8.1)	(7.9)	(7.8)	(8.2)	(8.6)	(8.7)
Average tangible shareholders' equity	53.1	51.5	51.0	49.8	50.5	48.9	46.5	46.7

Return on average tangible shareholders' equity	14.0%	7.5%	12.3%	9.9%	12.3%	(0.9)%	11.0%	11.4%

Barclays UK
Return on average allocated tangible equity	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	510	781	621	584	479	382	531	534

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	15.7	15.1	14.5	14.4	14.3	14.1	14.0	14.2
Average goodwill and intangibles	(4.0)	(3.9)	(3.9)	(3.9)	(3.9)	(3.9)	(3.9)	(4.0)
Average allocated tangible equity	11.7	11.2	10.6	10.5	10.4	10.2	10.1	10.2

Return on average allocated tangible equity	17.4%	28.0%	23.4%	22.3%	18.5%	14.9%	21.0%	20.9%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	142	98	144	135	113	59	129	239

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.3	3.2	3.1	3.0	3.0	2.8	2.8	2.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.3	3.2	3.1	3.0	3.0	2.8	2.8	2.9

Return on average allocated tangible equity	17.1%	12.3%	18.8%	18.0%	15.2%	8.4%	18.3%	32.9%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	96	63	74	77	74	47	102	91

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.2	1.1	1.1	1.1	1.1	1.1	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.1	1.0	1.0	1.0	1.0	1.0	1.0

Return on average allocated tangible equity	34.5%	23.9%	29.0%	30.8%	28.7%	19.1%	41.2%	35.9%

Barclays Investment Bank
Return on average allocated tangible equity	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,199	247	652	715	899	(149)	580	562

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	29.6	29.3	29.5	29.9	30.0	28.9	28.8	29.0
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	29.6	29.3	29.5	29.9	30.0	28.9	28.8	29.0

Return on average allocated tangible equity	16.2%	3.4%	8.8%	9.6%	12.0%	(2.1)%	8.0%	7.7%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	41	94	89	75	44	(3)	3	72

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.2	4.0	3.8	3.6	3.6	3.6	3.8	3.9
Average goodwill and intangibles	(0.6)	(0.6)	(0.5)	(0.3)	(0.3)	(0.3)	(0.7)	(0.8)
Average allocated tangible equity	3.6	3.4	3.3	3.3	3.3	3.3	3.1	3.1

Return on average allocated tangible equity	4.5%	11.2%	10.9%	9.2%	5.3%	(0.3)%	0.4%	9.3%

Loan loss rates
	Three months ended 31.03.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(158)	(19)	9	(72)	(399)	(4)	(643)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	227.5	27.0	14.8	129.6	28.9	2.6	430.4

Loan loss rate (bps)	28	28	(25)	23	562	n/m	61

	Three months ended 31.03.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(58)	(15)	—	10	(410)	(40)	(513)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	219.4	26.1	14.1	113.2	27.0	7.8	407.6

Loan loss rate (bps)	11	23	—	(4)	610	n/m	51

1	Includes gross loans and advances to customers and banks, in addition to debt securities.

Barclays Group
Loan loss rate	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(643)	(711)	(374)	(384)	(513)	(552)	(433)	(372)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	430.4	429.6	408.3	409.1	407.6	409.3	411.2	407.0

Loan loss rate (bps)	61	66	37	38	51	54	42	37

Barclays UK
Loan loss rate	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(158)	(283)	(16)	(8)	(58)	(37)	(59)	(95)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	227.5	227.5	218.4	217.3	219.4	223.3	225.7	227.7

Loan loss rate (bps)	28	49	3	1	11	7	10	17

Barclays UK Corporate Bank
Loan loss rate	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(19)	(40)	(13)	(8)	(15)	(18)	(15)	84

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	27.0	25.8	25.2	26.0	26.1	26.6	27.2	27.2

Loan loss rate (bps)	28	62	21	12	23	27	21	(123)

Barclays Private Bank and Wealth Management
Loan loss rate	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	9	(2)	(7)	3	—	4	2	(7)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	14.8	14.7	14.3	14.1	14.1	13.8	13.6	14.1

Loan loss rate (bps)	(25)	5	19	(9)	—	(10)	(7)	20

Barclays Investment Bank
Loan loss rate	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charge	(72)	(46)	(43)	(44)	10	(23)	23	(77)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	129.6	124.9	116.5	115.5	113.2	109.4	108.6	103.7

Loan loss rate (bps)	23	15	15	15	(4)	8	(8)	30

Barclays US Consumer Bank
Loan loss rate	Q125	Q424	Q324	Q224	Q124	Q423	Q323	Q223
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(399)	(298)	(276)	(309)	(410)	(449)	(404)	(264)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	28.9	30.0	26.7	28.4	27.0	28.0	27.5	25.8

Loan loss rate (bps)	562	395	411	438	610	636	582	411

Tangible net asset value per share	As at 31.03.25	As at 31.12.24	As at 31.03.24
	£m	£m	£m
Total equity excluding non-controlling interests	74,880	71,821	71,680
Other equity instruments	(13,263)	(12,075)	(13,241)
Goodwill and intangibles	(8,250)	(8,275)	(7,813)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	53,367	51,471	50,626

	m	m	m
Shares in issue	14,336	14,420	15,091

	p	p	p
Tangible net asset value per share	372	357	335

Shareholder Information

Results timetable1	Date
2025 Interim Results Announcement	29 July 2025

				% Change3
Exchange rates2	31.03.25	31.12.24	31.03.24	31.12.24	31.03.24
Period end - USD/GBP	1.29	1.25	1.26	3%	2%
3 month average - USD/GBP	1.26	1.28	1.27	(2)%	(1)%
Period end - EUR/GBP	1.19	1.21	1.17	(2)%	2%
3 month average - EUR/GBP	1.20	1.20	1.17	—%	3%

Share price data
Barclays PLC (p)	287.80	268.15	183.20
Barclays PLC number of shares (m)4	14,336	14,420	15,091

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)5.

American Depositary Receipts (ADRs)
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number (US and Canada): +1 800-990-1135
Outside the US and Canada: +1 651-453-2128

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4
The number of shares of 14,336m as at 31 March 2025 is different from the 14,328m quoted in the 1 April 2025 announcement entitled “Total Voting Rights” because the share buyback transactions executed on 28 and 31 March 2025 did not settle until 1 and 2 April 2025 respectively.

5	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.